UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________________________

FORM 11-K

_________________________

FOR ANNUAL REPORTS OF EMPLOYEE
STOCK REPURCHASE SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2013

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE    ACT OF 1934.

For the transition period from __________ to __________

Commission file number 001-12647

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Oriental Bank CODA Profit Sharing Plan

formerly known as

The Oriental Bank and Trust CODA Profit Sharing Plan

c/o Oriental Bank
254 Muñoz Rivera Avenue,

Oriental Center 15th Floor

San Juan, Puerto Rico 00918

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OFG BANCORP

254 Muñoz Rivera Avenue,

Oriental Center 15th Floor

San Juan, Puerto Rico 00918

The Oriental Bank CODA Profit Sharing Plan

formerly known as

The Oriental Bank and trust CODA Profit Sharing Plan

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013	3

Notes to Financial Statements	4 – 11

Supplemental Schedule:
Schedule I – Schedule H, Line 4i - Schedule of Assets (Held at Year End) as of December 31, 2013	12

Signatures	13

EX-23.1 CONSENT OF KPMG LLP	14

Report of Independent Registered Public Accounting Firm

The 1165(e) Retirement Plan Committee

The Oriental Bank CODA Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of The Oriental Bank CODA Profit Sharing Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year), as of December 31, 2013 that accompanies the Plan’s financial statements does not disclose the historical cost of certain nonparticipant directed plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ KPMG LLP

June 30, 2014

San Juan, Puerto Rico

Certified Public Accountants

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
Assets:
Cash and investments:
Cash	$4,481	$4,844
Investments at fair value:
Money market instruments	5,999	336,678
Common stock	4,296,153	3,663,800
Insurance company investment contracts:
Pooled separate accounts	28,449,954	4,471,311
Stable value fund	8,156,603	1,852,502
Total cash and investments	40,913,190	10,329,135
Receivables:
Participants' contributions	-	39,069
Employer's contributions	-	16
Dividends	17,839	14,898
Notes receivable from participants	52,009	-
Total receivables	69,848	53,983
Total assets	$40,983,038	$10,383,118
Liabilities:
Other liabilities	$10	$37,960
Total liabilities	10	37,960
Net assets available for benefits	$40,983,028	$10,345,158

See accompanying notes to financial statements.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2013

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$3,270,977
Dividends	62,389
Interest	52,423
Total investment income	3,385,789
Contributions:
Participants	2,280,566
Employer	805,914
Total contributions	3,086,480
Total additions	6,472,269
Deductions from net assets attributed to:
Benefits paid to participants	(1,147,584)
Administrative fees	(26,656)
Total deductions	(1,174,240)
Net increase	5,298,029
Plan assets transferred in from the Plan Participación en
Beneficios 1081 Banco Bilbao Vizcaya Argentaria Puerto Rico (Note 1)	25,339,841
Net assets available for benefits:
Beginning of year	10,345,158
End of year	$40,983,028

See accompanying notes to financial statements.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2013 AND 2012

(1)           Description of the Plan

The following description of The Oriental Bank CODA Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)           General

The Plan was organized on January 1, 1992 as a defined contribution plan originally maintained by Oriental Bank (the “Employer”), a wholly owned subsidiary of OFG Bancorp (the “Company”), for the benefit of its and its affiliated companies’ employees who are residents of Puerto Rico and are age 21 or older. The Plan is intended to be a qualified plan pursuant to the Puerto Rico Internal Revenue Code of 2011, as amended (the “2011 Code”). It contains a cash or deferred arrangement qualifying under the 2011 Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective January 1, 2013, the Plan changed its legal name to “The Oriental Bank CODA Profit Sharing Plan” from the “The Oriental Bank and Trust CODA Profit Sharing Plan.”

Effective April 1, 2013, the Plan was amended to include a new subsection which states that all employees who were employed by Banco Bilbao Vizcaya Argentaria Puerto Rico (“BBVA Bank”) on December 17, 2012 and who became employees of the Employer on December 18, 2012 as a result of the acquisition of BBVA Bank by the Company that was completed on the same date, shall be credited with all periods of service with BBVA Bank for all appropriate purposes under the Plan and can participate in the Plan.

In October 2013, the net plan assets of the Plan Participacion en Beneficios 1081 Banco Bilbao Vizcaya Argentaria Puerto Rico, a defined contribution plan which covered all full time employees of the former BBVA Bank, were transferred to the Plan.

On June 6, 2014, the Plan was amended, effective October 1, 2013, to clarify that the Plan could accept, hold and administer loans to participants that were included in the assets of the Plan Participación en Beneficios 1081 Banco Bilbao Vizcaya Argentaria Puerto Rico.

(b)           Contributions

Effective as of January 1, 2011, total deferrals cannot exceed the maximum deferral amount under the provisions of U.S. Code Section 402(g) as annually indexed by the U.S. Internal Revenue Service (for 2013 the limit was $17,500).  If in addition to a deferral election under the Plan, participants contribute to an individual retirement account in Puerto Rico (“PR-IRA”), pre-tax contributions cannot exceed the sum of the annual deferral limit under the 2011 Code ($17,500 for tax year ended December 31, 2013) and the 2011 Code limit on contributions to a PR-IRA ($5,500).

Participants may also contribute amounts representing distributions from other Puerto Rico and U.S. qualified defined benefit or contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers pooled separate accounts, a stable value fund, and shares of common stock of the Company as investment options for participants.  For the year 2012 and part of year 2013, the employer matched 80% of the participants’ contributions, up to a maximum of $832 per year as discretionary matching contributions. Effective April 1, 2013, the Employer changed the discretionary matching contribution to a match of 50% of each participant’s contributions up to a maximum contribution for matching purposes of 4% of the participant’s compensation per year.

(c)           Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Employer’s contribution and (b) Plan earnings, and charged with an allocation of administrative fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013 AND 2012

(d)           Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Employer’s contribution portion of their accounts plus actual earnings thereon vest upon the occurrence of any of the following events: completion of three years of credited service; attaining age 65; total disability while employed by the Employer; or death while employed by the Employer.

(e)           Payment of Benefits

On termination of service due to death, disability, or retirement, a participant or its heirs may elect to receive the value of the vested interest in his or her account in either a lump sum amount, a fixed period that may not exceed the participant’s life expectancy or through a fixed annuity contract. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

(f)            Loans to Participants

The Plan does not allow for loans to participants. In October 2013, the Plan Participación en Beneficios 1081 Banco Bilbao Vizcaya Argentaria Puerto Rico, a defined contribution plan which covered all full employees of former BBVA Bank, transferred its existing participant loans amounting to approximately $54,000 to the Plan. These loans will be extinguished as they are repaid by participants. Loan terms range from 1-5 years or up to 30 years for a home loan. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest is paid ratably through payroll deductions. No additional loans will be granted to participants.

(g)           Forfeited Accounts

Employer contributions that are not vested upon termination of employment are forfeited and may be used to pay administrative expenses and then reduce future contributions to the Plan by the Employer. For the year ended December 31, 2012, forfeitures totaling approximately $12,000 were used to offset Employer contributions. For the year ended December 31, 2013, no forfeitures were used to offset Employer contributions. At December 31, 2013, the Plan had $185,435 in forfeitures available to pay administrative expenses and reduce future Employer contributions.

(h)           Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Employer’s contributions.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013 AND 2012

(2)           Summary of Significant Accounting Policies

Following are the significant accounting policies followed by the Plan:

(a)           Basis of Presentation

The accompanying financial statements have been prepared under the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, for a defined contribution plan attributable to fully benefit‑responsive investment contracts, such as the stable value fund, the contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits since it is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts. For the stable value fund, the contract value of each participant account approximates its fair value.

(b)           Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)           Risks and Uncertainties

The Plan invests in various investment instruments. Investment securities are exposed to various risks, such as interest rate, credit, and market risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(d)           Investments Valuation and Income Recognition

The pooled separate accounts with Transamerica Life Insurance Company (“Transamerica”) are stated at fair value as reported to the Plan by Transamerica, based on the quoted market prices of the underlying mutual funds. The unit value of the pooled separate account is calculated by dividing the total value of the assets of the separate account by the number of units in the separate account. For separate accounts that invest exclusively in mutual funds, the total value of the assets of the separate account is based on the net asset value (NAV), or price per share, of the underlying mutual fund. The mutual fund calculates its NAV by dividing the mutual fund’s net assets by the mutual fund’s outstanding number of shares. Those separate accounts investing in mutual funds or equity securities are measured using quoted prices in active markets for identical assets. Those separate accounts directly investing in fixed maturity securities are measured based on the pricing data provided by outside valuation service providers who in turn generally use the mean of bid and ask prices but may also use alternative observable pricing inputs for certain securities. The Stable Value Fund is valued at contract value, and is based on its beginning balance plus any deposit and credited interest, less any withdrawals, charges, or expenses, a measurement which approximates fair value. Shares of common stock are valued at quoted closing market prices. Money market instruments are stated at fair value, which approximates cost plus accumulated interest earnings less distributions to date.

Purchases and sales of securities are recorded on a trade‑date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(e)           Payments of Benefits

Benefits are recorded when paid.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013 AND 2012

(f)            Plan Expenses

Under the group annuity contract entered into with Transamerica, contract asset charges are assessed each month based on the actual combined balance of all separate accounts and the stable value fund. These charges are presented as administrative fees in the statement of changes in net assets available for benefits.

Administrative expenses, including trustee, legal, auditing, and other fees, may be paid out of the invested assets unless paid by the Employer. Expenses paid and absorbed by the Employer during the year ended December 31, 2013 amounted to $74,486.

(g)           Subsequent events

The Plan has evaluated subsequent events from the statement of net assets available for benefits date through June 30, 2014, the filing of this Annual Report on Form 11-K for the year ended December 31, 2013.

(h)           Recent Accounting Developments

Accounting standards that have been issued by the Financial Accounting Standards Board (“FASB”) or other standards‑setting bodies are not expected to have a material impact on the Plan’s statements of net assets available for benefits, or the related statement of changes in net assets available for benefits.

(3)           Investments

The following presents investments as of December 31, 2013 and 2012 that represent 5% or more of the Plan’s net assets.

December 31,
2013
Nonparticipant-directed investments:
Common Stock; 247,759 shares	$4,296,153
Participant-directed investments:
Pooled separate accounts:
WMC Core Equity; 190,632 units	4,949,600
Janus Balanced Ret Opt; 117,956 units	4,810,583
American Century Government Bond; 192,489 units	3,554,688
Columbia Marsico 21st Century; 171,802 units	3,432,667
Fidelity Advisor Lev Co Stk; 43,134 units	2,469,646
Janus Overseas Ret Opt; 39,788 units	2,298,816
Transamerica AA – Moderate; 114,149 units	2,165,989
Stable value fund:
Transamerica Stable Value; 433,970 units	8,156,603

December 31,
2012
Nonparticipant-directed investments:
OFG Bancorp - common stock; 275,888 shares	$3,663,800
Participant-directed investments:
Pooled separate accounts:
Columbia Marsico 21st Century; 45,617 units	641,536
Stable value fund:
Transamerica Stable Value; 99,991 units	1,852,502

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013 AND 2012

During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,270,977 as follows:

2013
OFG Bancorp - common stock	$1,152,527
Pooled separate accounts	2,118,450
Total	$3,270,977

Transamerica offers a stable value fund that the participant may elect to transfer all or part of its funds into. The stable value fund is considered to be a fully benefit‑responsive investment contract. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits. Contract value, as reported by Transamerica, is the beginning balance plus any deposit and credited interest, less any withdrawals, charges, or expenses, a measurement that approximates fair value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of Transamerica or otherwise. The contract value of the investment contract at December 31, 2013 and 2012 was $8,156,603 and $1,852,502, respectively. This investment seeks to protect against any loss of principal while providing returns in excess of money market funds and one‑year U.S. Treasury bills. The investment has a portfolio investment rate design in which all deposits are credited with the same interest rate, credited on a daily basis, and with no set maturity. The effective credited interest rate is set monthly and effective on the first day of the month. Contract charges may reduce this return. The Transamerica Stable Value Fund is not a separate account investment choice – it is an investment in Transamerica’s general account. The average yield of the Stable Value Fund based on actual earnings and interest credited to participants was 1.45% and 1.75% for the years ended December 31, 2013 and 2012, respectively.

Certain events limit the ability of the Plan to transact at contract value with Transamerica. Such events include the following: (1) the Plan is changed so as to significantly affect Transamerica’s obligations to the contract, (2) the contract can no longer be treated as a pension plan contract, (3) the Plan is terminated, (4) failure to comply with the contract’s requirements, (5) failure to provide information, (6) the sum of the contract account values at any time equals $20,000 or less, or (7) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator is not aware of any events, which would limit the Plan’s ability to transact at contract value with participants that are probable of occurring.

(4)           Nonparticipant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:

OFG Bancorp common stock, 275,888 shares at December 31, 2012	$3,663,800
Changes in net assets during the year:
Contributions	241,729
Transfers in	1,015,046
Dividends	62,389
Net increase in fair value	1,152,527
Benefits paid to participants	(268,948)
Transfers out	(1,570,390)
Net increase in OFG Bancorp common stock	632,353
OFG Bancorp common stock, 247,759 shares at December 31, 2013	$4,296,153

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013 AND 2012

(5)           Related‑Party Transactions

Certain Plan investments are shares of the Company’s common stock. The Employer is the Plan sponsor and trustee and a wholly owned subsidiary of the Company and, therefore, qualifies as a party‑in‑interest. At December 31, 2013 and 2012, the Plan held an investment of 247,759 and 275,888 shares of the Company’s common stock, respectively. The fair value of the common stock at December 31, 2013 and 2012 was $4,296,153 and $3,663,800, respectively.

The Plan had a money market account with the Employer amounting to $22,123 at December 31, 2012, earning interest at 0.02%. This money market account was closed in November 2013.

The recordkeeper of the Plan is Caribbean Pension Consultants, Inc. (“CPC”), a subsidiary of the Company. Fees charged by CPC for services provided were absorbed by the Employer.

(6)           Income Taxes

The trust established to fund the Plan is intended to be exempt from Puerto Rico and U.S. income taxes, the 2011 Code, and the U.S. Code. As applicable, the Plan is required to operate in conformity with the 2011 Code and the U.S. Code to maintain its qualification. The Plan administrator believes that the Plan is designed and operating in compliance with the applicable requirements of the PR Treasury and U.S. Code and remains qualified.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS and the PR Treasury. As of December 31, 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.  However, there are currently no audits in progress for any tax periods. The Plan is no longer subject to income tax examinations for the years prior to 2010.

(7)           Fair Value

As discussed in Note 2, the Plan uses the fair value measurement framework under U.S. generally accepted accounting principles.

Fair Value Measurement

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value:

Level 1 – assets include equity securities that are traded in an active exchange market, as well as certain money market instruments. Valuations are obtained from readily available pricing sources for market transactions involving identical assets.

Level 2 – observable inputs other than Level 1 prices such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets. Level 2 assets include (i) pooled separate accounts, and (ii) the stable value fund.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013 AND 2012

Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets include financial instruments whose value is determined using pricing models, for which the determination of fair value requires significant management judgment or estimation. As of December 31, 2013 and 2012, the Plan did not have such assets.

The following is a description of the valuation methodologies used for instruments measured at fair value:

Pooled Separate Accounts: the fair value of the investment in this category has been estimated using the NAV per share. The NAV of these accounts is based on the market value of its underlying investments. The NAV of these accounts is not a public‑quoted price in an active market (“Level 2). There are currently no redemption restrictions on these investments.

Stable Value Fund: valued at contract value, and is based on its beginning balance plus any deposit and credited interest, less any withdrawals, charges, or expenses, a measurement which approximates fair value (“Level 2”).

Shares of the Company’s common stock: valued at quoted closing market prices (“Level 1”).

Money Market Instruments: stated at fair value, which approximates cost plus accumulated interest earnings less distributions to date (“Level 1”).

The estimated fair value is subjective in nature and involves uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could affect these fair value estimates.  The fair value estimates do not take into consideration the value of future business and the value of assets and liabilities that are not financial instruments.

The following tables set forth by level, within the fair value hierarchy, the Plan’s fair value measurements at December 31, 2013 and 2012:

	December 31, 2013
	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Money market instruments	$5,999	$-	$-	$5,999
Common stock	4,296,153	-	-	4,296,153
Pooled separate accounts
Hybrid (a)	-	8,402,872	-	8,402,872
Bond (b)	-	5,149,487	-	5,149,487
International Equity (c)	-	2,298,816	-	2,298,816
Equity - Large Cap (d)	-	11,335,692	-	11,335,692
Equity - Mid Cap (e)	-	780,822	-	780,822
Equity - Small Cap (f)	-	482,265	-	482,265
Stable value fund	-	8,156,603	-	8,156,603
	$4,302,152	$36,606,557	$-	$40,908,709

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013 AND 2012

	December 31, 2012
	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Money market instruments	$336,678	$-	$-	$336,678
Common stock	3,663,800	-	-	3,663,800
Pooled separate accounts
Hybrid (a)	-	1,431,835	-	1,431,835
Bond (b)	-	906,755	-	906,755
International Equity (c)	-	515,903	-	515,903
Equity - Large Cap (d)	-	1,105,846	-	1,105,846
Equity - Mid Cap (e)	-	292,477	-	292,477
Equity - Small Cap (f)	-	218,495	-	218,495
Stable value fund	-	1,852,502	-	1,852,502
	$4,000,478	$6,323,813	$-	$10,324,291

(a)   The pooled separate accounts in this category primarily invest in U.S. and non-U.S. stocks, and fixed-income securities which may include bonds, mutual funds, cash equivalents or other money market instruments.

(b)   The pooled separate accounts in this category primarily invest in bonds (at least 80% of total assets), preferred stocks, cash equivalents or other money market instruments.

(c)   The pooled separate accounts in this category primarily invest at least 80% of assets in equity and debt securities of issuers from countries outside of the United States.

(d)   The pooled separate accounts in this category primarily invest in equity securities of medium and large capitalization companies, and may invest in securities of non-U.S. issuers.

(e)   The pooled separate accounts in this category primarily invest in domestic equity securities with growth potential, including foreign equity securities and debt securities.

(f)    The pooled separate accounts in this category primarily invest in common stocks contained in both the Small Cap 1750 Index and the Russell 2000 Value Index.

Investments can be redeemed with no advance notice on any day on which the New York Stock Exchange is open for trading.

There were no transfers into or out of Level 1 and Level 2 fair value measurements during the years ended December 31, 2013 and 2012.

(8)           Prohibited Transaction – Participants’ Contributions Remittances

In accordance with the U.S. Department of Labor’s Regulation 2510.3102, an employer is required to segregate participants’ contributions from its general assets as soon as practical when amounts are contributed by participants or withheld from their wages for a pension benefit plan such as the Plan. No prohibited transactions occurred during the years ended December 31, 2013 and 2012.

A

SCHEDULE I
THE ORIENTAL BANK CODA PROFIT SHARING PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of Investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	Money market/cash equivalents
	Cash		**	$4,481
	Nonparticipant directed:
*	OFG Bancorp	OFG Bancorp:
		Common Stock; 247,759 shares	NA	4,296,153
	Participant directed:
	Transamerica
		WMC Core Equity; 190,632 units	**	4,949,600
		Janus Balanced Ret Opt; 117,956 units	**	4,810,583
		American Century Government Bond; 192,489 units	**	3,554,688
		Columbia Marsico 21st Century; 171,802 units	**	3,432,667
		Fidelity Advisor Lev Co Stk; 43,134 units	**	2,469,646
		Janus Overseas Ret Opt; 39,788 units	**	2,298,816
		Transamerica AA – Moderate; 114,149 units	**	2,165,989
		Loomis Sayles Inv Grade Bond; 29,074 units	**	1,040,021
		Thornburg Core Growth; 33,605 units	**	780,822
		Transamerica AA – Growth; 38,697 units	**	727,849
		Transamerica AA – Mod Growth; 26,718 units	**	507,052
		Pioneer Discipline Value; 17,213 units	**	483,779
		Transamerica Partners Hg Yd Bd; 9,001 units	**	322,651
		SSgA Russell SC Value Index; 4,150 units	**	306,382
		Loomis Sayles Bond; 3,637 units	**	232,127
		Transamerica AA – Conservative; 10,326 units	**	191,399
		Vanguard Small-Cap Index; 1,011 units	**	175,883
				28,449,954
	Money Market Instruments:
	Money Market	Invesco Short Term Liquid Asset	**	5,999
	Stable Value Fund:
*	Transamerica	Transamerica Stable Value; 433,970 units	**	8,156,603
*	Notes receivable from participants	Notes, with interest rate of 9.5%; maturity ranges
		from July 11, 2014 to July 2, 2032	-	52,009
				$40,965,199
_______________
* Party-in-interest as defined by ERISA.
** Not applicable as these are participant directed.
NA Not available

See accompanying report of independent registered public accounting firm.

A

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN (Name of Plan)

Date:	June 30, 2014	/s/ Cesar Ortiz
Cesar Ortiz
Senior Vice President and
Chief Accounting Officer

/s/ René Colón
Vice President and Trust Officer

A

INDEX OF EXHIBITS

Exhibit No.	Description of Document
23.1	Consent of KPMG LLP